Exhibit 99.1

January 1, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated December 20, 2021 informing that Wipro has signed a definitive agreement to acquire Edgile, a transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on December 31, 2021.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary